Exhibit 99.1

BCom & IGLD Bondholders Best and Final Key Terms & Proposal

May 13, 2019

Key Item	Proposal
New Equity Investment into BCom	●	Total equity investment in BCom in of NIS 330 million, of which:

● Searchlight to invest NIS 260 million into BCom at closing as a primary equity issuance (“Searchlight Investment”);

● Concurrent with closing, an additional NIS 70 million equity offering to existing BCom equity shareholders at the same terms as the Searchlight Investment, of which NIS 35 million for IGLD and NIS 35 million for BCom minority shareholders (proportionate to relative ownership levels). Searchlight to provide a fully committed back-stop for up to NIS 35 million not subscribed by the BCom minority shareholders.

● The price of BCom equity issuance to all participating investors (e.g., Searchlight and IGLD) will be the lesser of (a) NIS 4.80 per share, and (b) a 25% discount to the 30-trading day volume-weighted average price of BCom on the date of signing.

	●	For the avoidance of doubt, IGLD shall invest NIS 35 million of new equity into BCom. Consequently, IGLD shall elect to receive 100% cash from Searchlight in lieu of a BCom share option as provided for in the IGLD offer dated April 13, 2019. Searchlight shall deliver IGLD a total of NIS 225 million of cash proceeds for its 19,363,396 shares of BCom. As such, IGLD shall no longer have the right to elect to receive NIS 60 million of BCom equity.

New Tranche of BCom Series C Debentures Issued to IGLD	●	IGLD to invest NIS 310 million of cash into BCom (in addition to the NIS 35 million of new equity invested by IGLD into BCom) in exchange for a new NIS 310 million tranche of Series C Debentures (“IGLD Series C”), which will be issued at par.

	●	The IGLD Series C will have identical terms as the existing Series C debentures, with the only exception being that the IGLD Series C will have no amortization payments until maturity in November 2024.

Use of Proceeds	●	Concurrent with closing, NIS 840 million of BCom cash comprised of (a) NIS 330 million proceeds from new equity issuance, (b) NIS 310 million proceeds from new tranche of Series C debentures issued to IGLD and (c) NIS 200 million from existing BCom cash shall be used to (a) redeem NIS 226 million Series B debentures (plus any incremental interest (at the original rate) incurred until the actual repayment date), and (b) pay down NIS 614 million Series C debentures.

Series C Amortization	●	Series C debentures:

● NIS 614 million repayment to the Series C at closing, which represents 100% of the NIS 504 million of aggregate amortization payments that are due from 2020 to 2022, and 65% of the amortization payment that is due in 2023. The remaining NIS 58 million of amortization that is due in 2023 shall be paid at the earlier of: (a) the date at which time 90% of all dividends received from Bezeq subsequent to closing are sufficient to make this payment, and (b) Series C maturity in November 2024.

For the avoidance of doubt, the entire principal balance of Series C debentures will be repaid over the original term of the debentures, with no haircut to principal balance.

	●	IGLD Series C debentures: None.

Asset Sales	●	Until the Dividend Conditions (as defined below) are met, 100% of proceeds generated from any asset sale prior to the full redemption of the Series C debentures shall be used to affect the early pre-payment of the Series C principal.

Equity Pledge	●	Series C debentures to receive a secured lien against BCom’s 26.3% equity ownership of Bezeq.

		●	Note that providing this share pledge to the Series C debentures remains subject to obtaining approval from the Ministry of Communications, for which Searchlight and BCom will use reasonable commercial efforts to obtain prior to closing.

Covenants	●	No financial covenant shall be in effect during the first 24 months post-closing (the “Quiet Period”).

	●	Following the Quiet Period, LTV (to be defined net of cash) for two consecutive fiscal quarters (measured at the last trading day of each fiscal quarter) not to exceed (a) 80% until November 30, 2023, and (b) 75% thereafter until maturity on November 30, 2024.

			●	LTV calculated based on Bezeq’s 90-calendar-day volume-weighted average share price at the last trading day of the fiscal quarter.

	●	For clarification purposes, an event of default shall have occurred to the extent that BCom is in breach of this LTV covenant, and this breach is not cured during the equity cure period (to be defined in final documentation).

	●	For the avoidance of doubt, the Minimum Equity financial covenant shall be removed, as well as events of default related to (a) credit ratings and (b) requirement to maintain on the balance sheet at least 18 months of cash for debt service.

Dividends from BCom	●	BCom shall not pay any dividends to its shareholders until the following three conditions are met (the “Dividend Conditions”):

			1.	The LTV, as defined under the Covenants section above, and after giving effect to any potential dividend payments, is not higher than 65%;

			2.	The original schedule of Series C amortization payments is all caught up; and

		3.	After giving effect to any potential dividend payment, BCom shall have sufficient cash on its balance sheet to make its next 6 months of interest payments (consistent with what is already provided for in the indenture).

	●	For clarification purposes, Searchlight will not charge recurring management fees to BCom, and will only be entitled to expense reimbursement and standard director compensation.

Series C Maturity Date	●	No change to final maturity date (November 30, 2024).

Interest Rate	●	The annual interest rate shall be 3.85%.

Pre-payment Conditions	●	All pre-payments to the Series C debentures and the IGLD Series C debentures are not subject to pre-payment fees or make-whole premiums, at any time. To be clear, this includes but is not limited to the payment at closing detailed under Use of Proceeds, proceeds from Asset Sales, proceeds from dividends received from Bezeq, etc.

Refinancing	●	For clarification purposes, to the extent that BCom raises any debt for refinancing purposes, such proceeds shall be used to pre-pay the Series C debentures.

Incurrence Capacity	●	BCom shall have additional debt incurrence capacity in an amount not to exceed the lower of (a) NIS 100 million, and (b) the value of 1.3% of Bezeq’s shares.

	●	To the extent that BCom elects to raise additional debt against this new incurrence capacity, Series C and IGLD Series C debenture holders shall have a right of first offer to provide this liquidity on a proportionate basis within the context of the existing Series C debentures.

	●	To the extent that the Series C and IGLD Series C bondholders do not participate for the entire debt raise, BCom shall have the right to raise third party financing for this amount, which shall have a structurally senior lien relative to the Equity Pledge as discussed above.

	●	For the avoidance of doubt, this incurrence shall only be used to generate liquidity for additional unplanned operating expenses at BCom (this incurrence would not be used for dividends).

Required Resolution and Offer Expiration	●	The Trustees for Series B debentures and the Series C debentures will present this offer as a resolution for an indicative vote of the bondholders, the result of which shall be made available to Searchlight no later than May 17, 2019 at 4:00 PM Israel Daylight Time. Such resolution will include an approval of an exclusivity period lasting 10 business days, in which the agreements among Searchlight, BCom, IGLD and the BCom Series B and Series C debentures will be executed.

	●	This offer shall expire on May 17, 2019 at 4:00 PM Israel Daylight Time.

מחזיקי אג"ח בי קום ואינטרנט זהב תנאים עיקריים ו<u>הצעה וסופית</u>

<u>13.05.19</u>

תרגום נוחות

Note: The following Hebrew translation is meant to be used as a reference only. In case of any contradiction or inconsistency between the Hebrew and the English versions, the English version shall prevail.

השקעת הון חדש לתוך בי-קום	• הזרמת הון בסך כולל של <u>330 מיליון ש"ח</u> על פי הפירוט להלן: ○ סרצ'לייט תשקיע 260 מיליון ש"ח בבי-קום במועד הסגירה באופן של הקצאת מניות ("השקעת סרצ'לייט") ○ במועד הסגירה, הצעת מניות בסך של 70 מיליון ש"ח לבעלי המניות הקיימים של בי-קום על פי חלקם היחסי באחזקה בבי-קום, בתנאים זהים לתנאים של השקעת סרצ'לייט" (35 מיליון ₪ מאינטרנט זהב ו-35 מיליון ₪ מבעלי מניות המיעוט). סרצ'לייט תתן התחייבות מלאה לגיוס ההון הנ"ל עד לסך של 35 מיליון ₪ (החלק היחסי של בעלי מניות המיעוט של ביקום). • המחיר של מניית בי-קום על פיו תבוצע ההשקעה על ידי כלל המשתתפים (סרצ'לייט ואינטרנט זהב) יהיה הנמוך מבין א) 4.80 ש"ח למניה, ו-ב) מחיר המשקף 25% הנחה מהממוצע המשוקלל של מחיר המניה ב-30 ימי המסחר שקדמו למועד החתימה. • למען הסר ספק, אינטרנט זהב תשקיע 35 מיליון ₪ במניות בי-קום. לכן, אינטרנט זהב תבחר לקבל 100% מזומן מסרצ'לייט במקום האופציה לקבל חלק מאותה תמורה במניות בי-קום, כפי שמפורט בהצעתה של סרצ'לייט לאינטרנט זהב מתאריך 13.04.19. סרצ'לייט תעביר לאינטרנט זהב סך של 225 מיליון ₪ במזומן עבור 19,363,396 מניותיה בחברת בי-קום. לכן, לאינטרנט זהב לא תהיה הזכות לבחור לקבל 60 מיליון ₪ במניות בי-קום במקום במזומן.
הרחבת סדרת אג"ח בי-קום ג' לאינטרנט זהב	• אינטרנט זהב תשקיע 310 מיליון ש"ח בבי-קום (בנוסף ל 35 מיליון ש"ח השקעה במניות על ידה) אשר כנגדה תורחב סדרה ג' בהיקף דומה. ההרחבה ("אינטרנט זהב סדרה ג'") תבוצע בפארי. • "אינטרנט זהב סדרה ג'" תונפק בתנאים זהים לסדרת אג"ח ג' הקיימת למעט לוח הסילוקין, כאשר אינטרנט זהב סדרה ג' תיפרע בתשלום אחד במועד הפירעון בחודש נובמבר 2024.
השימוש בכספים	• במועד הסגירה, סך של 840 מיליון ש"ח הכולל א) 330 מיליון ש"ח מהקצאת מניות, ב) 310 מיליון ש"ח מ"אינטרנט זהב סדרה ג'" ו-ג) 200 מיליון ש"ח מזומן קיים בקופת בי-קום, ישמשו עבור ○ פירעון בסך 226 מיליון ש"ח של אג"ח סדרה ב' (בנוסף לריבית שנצברה, בשיעור "הריבית המקורית", עד למועד התשלום) ○ פירעון בסך 614 מיליון ש"ח של אג"ח סדרה ג' הקיימת
לוח סילוקין אג"ח סדרה ג'	• אג"ח סדרה ג' : ○ במועד הסגירה יבוצע פירעון בסך של 614 מיליון ש"ח אשר כולל בתוכו סך של 504 מיליון ש"ח המהווים את הסך הכולל של התשלומים הצפויים בגין האג"ח בין השנים 2020 ל-2022 וכן 65% מסך התשלום הצפוי בגין האג"ח בשנת 2023. יתרת התשלום בסך 58 מיליון ש"ח בגין שנת 2023 תשולם במועד המוקדם מבין: א) המועד שבו התקבלו סך כולל לאחר הסגירה של דיבידנדים מחברת בזק אשר 90% מתוכם מספיקים לכיסוי יתרת התשלום, ו-ב) מועד הפירעון הסופי של אג"ח סדרה ג' הקיימת (נובמבר 2024). **למען הסר ספק, יתרת קרן אג"ח סדרה ג' הקיימת, תשולם במלואה לאורך תקופת חיי האג"ח המקורית, ללא כל הפחתה מקרן החוב.**

• "אינטרנט זהב סדרה ג'" : תשלום אחד במועד הפירעון הסופי של אג"ח
מכירת נכסים	• עד להתקיימות "תנאי הדיבידנד" כהגדרתם במסמך זה, 100% מהתקבולים שינבעו ממכירת נכסים כלשהיא טרם פירעון מלא של אג"ח סדרה ג' הקיימת, ישמש לביצוע פירעון מוקדם של קרן אג"ח סדרה ג' הקיימת
בטוחות	• אג"ח סדרה ג' תובטח ב-26.3% מהון המניות של בזק, המוחזקות על ידי בי-קום. ○ יש לציין כי מתן הבטוחה לעיל על ידי בי-קום כפוף לקבלת אישור ממשרד התקשורת אשר להשגתו יפעלו סרצ'לייט ובי-קום יחד תוך הפעלת מאמצים סבירים עד למועד הסגירה.
קובננטים	• מוסכם כי העמידה בקובננטים להלן לא תיבחן במהלך 24 חודשים ממועד סגירת העסקה ("תקופת השקט"). • החל מתום "תקופת השקט" ובמהלך 2 רבעונים רצופים, יתרת החוב נטו (בניכוי מזומנים) של בי-קום ביחס לשווי מניות בזק בידי בי-קום ("LTV") כפי שתחושב ביום המסחר האחרון ברבעון החולף, לא תעלה על א) 80% עד לתאריך 30 בנובמבר, 2023, ו-ב) 75% לאחר מכן. ○ שווי מניות בזק לצורך חישוב "LTV" יחושב על פי ממוצע משוקלל של מחיר מניית בזק ב-90 הימים שקדמו ליום המסחר האחרון ברבעון החולף. • יובהר כי אירוע העמדה לפירעון מידי (Event of Default) יחול בכפוף לכך שהקובננט לעיל הופר והפרה זו לא תוקנה בתוך תקופת הריפוי כפי שתוגדר בהסכמים הסופיים. • למען הסר ספק, הדרישות הבאות בהסכמי המימון הקיימים יוסרו לחלוטין: ○ שמירה על רמת הון עצמי מינימלי ○ אירועי העמדה לפירעון מידי בקשר עם א) דירוג החוב ו-ב) שמירת קרן לכיסוי שירות חוב עתידי בגובה 18 חודשים
דיבידנדים מבי-קום	• בי-קום לא תשלם דיבידנדים לבעלי מניותיה עד אשר יתקיימו שלושת התנאים הבאים ("תנאי הדיבידנד"): 1. ה-"LTV", לאחר תשלומי דיבידנד פוטנציאליים, לא יעלה על 65% 2. לא קיימת יתרת פיגורים בתשלומי קרן האג"ח סדרה ג' על פי לוח הסילוקין המקורי של אג"ח סדרה ג' 3. בי-קום תחזיק, לאחר תשלומי דיבידנד פוטנציאליים, ביתרת מזומנים מספקת לכיסוי תשלומי הריבית ל-6 החודשים הקרובים (בהתאם לדרישת שטר הנאמנות הקיים של האג"ח). • יובהר כי סרצ'לייט לא תגבה תשלום דמי ניהול מבי-קום ותהיה זכאית אך ורק להחזרי הוצאות ותגמול דירקטורים כמקובל
מועד פירעון אג"ח סדרה ג'	• ללא שינוי – 30 בנובמבר 2024
ריבית	שיעור הריבית השנתית יעמוד על 3.85%.
תנאי פירעון מוקדם	• ביצוע פירעון מוקדם של אג"ח סדרה ג' או "אינטרנט זהב סדרה ג'" בכל עת, לא יחייב את בי-קום בתשלום כל עמלה, הפחתה או פיצוי כלכלי כלשהו מעבר לסכום הקרן. למען הסר ספק, סעיף זה חל, אך אינו מוגבל, על תשלומי פירעון מוקדם המוגדרים בסעיפי השימוש בכספים, מכירת נכסים, דיבידנדים שהתקבלו, מימון מחדש, וכו'.
מימון מחדש (refinancing)	• למען הסר ספק, ככל שבי-קום תגייס חוב על מנת לבצע מימון מחדש של התחייבויותיה, תקבולי החוב החדש ישמשו לפירעון מוקדם של אג"ח סדרה ג'.
מינוף נוסף	• ביכולתה של בי-קום ללוות חוב נוסף בסכום שלא יעלה על הסכום הנמוך בין (א) 100 מיליון ₪ ו-(ב) שווין של 1.3% מהון המניות של בזק. • ככל שביקום תגייס חוב נוסף בהתאם לפסקה זו, תינתן זכות סירוב ראשונה לבעלי אג"ח סדרה ג' ו-"אינטרנט זהב סדרה ג'" להעמיד חוב זה על פי חלקם היחסי בסדרה ג' כולה, לפי תנאי אותן אג"ח.

• ככל שבעלי אג"ח סדרה ג' ו-"אינטרנט זהב סדרה ג'" לא יעמידו את כל החוב, ביקום תהיה זכאי לפנות לגורמים אחרים לגייס את החוב הזה, כשהחוב יובטח בשעבוד ראשון (עם עדיפות על פני השעבוד שהוזכר לעיל תחת הכותרת "בטוחות"). • למען הסר ספק, חוב נוסף זה ישמש רק יצירת נזילות לצרכי הוצאות תפעול לא צפויות של ביקום. מינוף זה לא ישמש לצורך תשלומי דיבידנד.
אישורים נדרשים ותוקף ההצעה	• הנאמנים לסדרות אג"ח ב' ו-ג', יעמידו את הצעה זו להצבעה כהצעת החלטה לאישור מחזיקי אג"ח סדרות ב' ו-ג'. תוצאות ההצבעה יועברו לסרצ'לייט לא יאוחר מיום ה-17 במאי, 2019, בשעה 16:00 שעון ישראל. החלטה זו, ככל שתתקבל, תכלול אישור והסכמה לתקופת בלעדיות של 10 ימי עסקים, במהלכם ייחתמו ההסכמים בין סרצ'לייט, בי-קום, אינטרנט זהב ומחזיקי אגרות החוב סדרות ב' ו-ג'. • תוקפה של הצעה זו יפוג בתאריך ה-17 במאי, 2019, בשעה 16:00 שעון ישראל.